Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 34
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S.$10,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX Range Notes

Due December 27, 2006

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

A) 2.0%, if the Reference Exchange Rate has traded strictly

within the Reference Range from and including 10:00 a.m.

EST on the date hereof to but excluding 10:00 a.m. EST on

December 20, 2006, as observed on the continuous trading

EBS (Electronic Broking Service) Spot Dealing System

(subject to the occurrence of a Disruption Event or a Price

Source Unavailability Event); or

•	Senior unsecured obligations of Lehman Brothers Holdings Inc.

•	CUSIP: 52517PM32

•	ISIN: US52517PM326

•	The notes are designed for investors who believe that the

(B) 0%, if the Reference Exchange Rate trades outside the applicable Reference Range (or on either of the Range Boundaries) on any day from and including 10:00 a.m. EST on the date hereof to but excluding 10:00 a.m. EST on December 20, 2006, as observed on the continuous trading EBS Spot Dealing System (subject to the occurrence of a Disruption Event or a Price Source

Unavailability Event).

Euro/U.S. Dollar spot exchange rate will only trade within a specified range during the term of the notes.

•	Maturity Date: December 27, 2006

•	The note is 100% principal protected if held to maturity.

•	Denominations: U.S.$10,000 and whole multiples of U.S.$1,000		Reference Exchange Rate: The spot exchange rate for the Euro (EUR) quoted against the U.S. Dollar (USD) expressed as the number of USD per 1 EUR.
	in excess thereof.	•

Payments:
		•	Range Initial Fixing: 1.2685, which is the Reference Exchange
•	No interest payments during the term of the notes.		Rate observed in accordance with the Settlement Rate Option on the date hereof.
•	Each note will receive a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes plus the Additional Amount, if any.
•

Reference Range: From and including the Range Lower Boundary

(1.2125, which is the Range Initial Fixing - 0.0560) to and including the Range Upper Boundary (1.3275, which is the Range Initial Fixing + 0.0590).

•	The Additional Amount is a single U.S. Dollar payment on the
Maturity Date equal to the principal amount of the notes multiplied by:

Investing in the notes involves risks.  Risk Factors Relating to the Notes begin on page S-4 of the MTN Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$10,000,000
Underwriting discount	0%	U.S.$0
Proceeds to Lehman Brothers Holdings	100%	U.S.$10,000,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about              September 27, 2006.

______________________________

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

______________________________

LEHMAN BROTHERS

September 20, 2006

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of the Euro (EUR) compared to the U.S. Dollar (USD). We refer to the Euro as the Reference Currency.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on December 27, 2006 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the stated maturity date?

Lehman Brothers Holdings has designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to take a view on the trading range of the EUR/USD spot exchange rate. At maturity, you will receive a payment equal to the sum of:

•                  the principal amount of the notes; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

How will the Additional Amount be calculated?

The Additional Amount is a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by:

(A) 2.0%, if the Reference Exchange Rate has traded strictly within the Reference Range from and including 10:00 a.m. EST on the date hereof to but excluding 10:00 a.m. EST on December 20, 2006, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (subject to the occurrence of a Disruption Event or a Price Source Unavailability Event, as defined in “Description of the Notes”); or

(B) 0%, if the Reference Exchange Rate trades outside the Reference Range (or on either of the Range Boundaries) from and including 10:00 a.m. EST on the date hereof to but excluding 10:00 a.m. EST on December 20, 2006, as observed on the continuous trading EBS Spot Dealing System (subject to the occurrence of a Disruption Event or a Price Source Unavailability Event).

The Reference Exchange Rate is the spot exchange rate for the Euro quoted against the U.S. Dollar expressed as the number of U.S. Dollars per 1 Euro.

For further information concerning the calculation of the Additional Amount as well as the Additional Amount payable if a Disruption Event occurs, see “Description of the Notes” and “What happens in the event of a Disruption Event” below.

How is the Reference Range determined?

The Reference Range is the range from and including the Range Lower Boundary (equal to the Reference Exchange Rate observed in accordance with the Settlement Rate Option (as defined below) on the date hereof, which we refer to as the Range Initial Fixing, minus 0.0560) to and including the Range Upper Boundary (equal to the Range Initial Fixing, plus 0.0590).  The Range Initial Fixing is equal to 1.2685, the Range Lower Boundary is equal to 1.2125 and the Range Upper Boundary is equal to 1.3275.

You can review hypothetical Additional Amount payment examples and the historical performance of the Euro under “Exchange Rates”.

How will I be able to find the value of the Euro at any point in time?

You can obtain the level of the Euro at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors Relating to the Notes” beginning on page S-4 of the MTN prospectus supplement.

What about taxes?

Lehman Brothers Holdings believes the notes will be treated as short-term debt securities as described under “Certain United States Federal Income Tax Consequences” below and “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the base prospectus.

What happens in the event of a Disruption Event?

If the calculation agent determines that a Disruption Event has occurred on any day from and including 10:00 a.m. EST on the date hereof to but excluding the earlier of (a) 10:00 a.m. EST on December 20, 2006 and (b) the time on any day at which the Reference Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Disruption Event is continuing, the Reference Exchange Rate for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.  See “Description of the Notes”.

What happens in the event of a Price Source Unavailability Event?

If the calculation agent determines that a Price Source Unavailability Event has occurred during the period from and including 10:00 a.m. EST on the date hereof to but excluding the earlier of (a) 10:00 a.m. EST on December 20, 2006 and (b) the time on any day at which the Reference Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Price Source Unavailability Event is continuing , the Reference Exchange Rate for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Settlement Rate Option on that day, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.  If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, the Reference Exchange Rate for each such day will be a daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.  See “Description of the Notes”.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. (“Lehman Brothers Holdings”) is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary — Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, will be the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date as well as determining whether a Price Source Unavailability Event or Disruption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

DESCRIPTION OF THE NOTES

The U.S.$10,000,000 aggregate principal amount of FX Range Notes Due December 27, 2006 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517PM32 and the ISIN number is US52517PM326. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$10,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of December 27, 2006 or if such day is not a New York business day, on the next following New York business day.

The notes are offered as foreign exchange-linked notes with an Additional Amount determined by reference to the performance of the spot exchange rate of the Reference Currency relative to the U.S. dollar in relation to the Reference Range (as defined below). The “Reference Currency” is the Euro (EUR).

Holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount.  Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note.

The “Additional Amount” is a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by:

(A) 2.0%, if the Reference Exchange Rate has traded strictly within the Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (subject to the occurrence of a Disruption Event or a Price Source Unavailability Event); or

(B) 0%, if the Reference Exchange Rate trades outside the Reference Range (or on either of the Range Boundaries) from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System (subject to the occurrence of a Disruption Event or a Price Source Unavailability Event).

The “Start Date” is the date hereof.

The “End Date” is December 20, 2006.

The “Reference Exchange Rate” is the spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as the number of U.S. Dollars per unit of the Reference Currency.

The “Reference Range” is the range from and including the Range Lower Boundary to and including the Range Upper Boundary.

The “Range Lower Boundary” is 1.2125, equal to the Range Initial Fixing minus 0.0560.

The “Range Upper Boundary” is 1.3275, equal to the Range Initial Fixing plus 0.0590.

The “Range Initial Fixing” is 1.2685, which is the Reference Exchange Rate observed in accordance with the Settlement Rate Option on the date hereof.

The “Settlement Rate Option” for the Reference Currency is as follows:

Reference Currency	Screen Reference	Valuation Business Day
EUR	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the MTN prospectus supplement

Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Reference Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Disruption Event is continuing, the Reference Exchange Rate for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.

A “Disruption Event” means any of the following events as determined in good faith by the calculation agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or

(B)        the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.

Upon the occurrence of a Price Source Unavailability Event on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Reference Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Price Source Unavailability Event is continuing, the , the Reference Exchange Rate for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Settlement Rate Option on that day.  If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, the Reference Exchange Rate for each such day will be a daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, on the EBS Spot Dealing System.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the principal amount plus the Additional Amount (if any) deemed to have accrued for the period from and including the Start Date to but excluding the date of early repayment calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.  If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the principal amount plus the Additional Amount (if any) deemed to have accrued for the period from and including the Start Date to but excluding the date of early repayment calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the calculation agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

EXCHANGE RATES

General

The notes are designed for investors who believe that the Euro/U.S. Dollar spot exchange rate will trade within a specified range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date.

Historical Data on the Reference Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, in the period from the week ending September 14, 2003 to the week ending September 17, 2006, using historical data obtained from Reuters.   The historical data on EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be.  Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Interest Amount Payment Examples

The following Redemption Amount payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on a hypothetical EUR/USD trading range between the Start Date and End Date.  The Range Initial Fixing (1.2685) was determined by observing Reuters page 1FED on the Start Date, in accordance with the Settlement Rate Option, the Range Lower Boundary (1.2125) was set on the Start Date at the Range Initial Fixing - 0.0560, and the Range Upper Boundary (1.3275) was set on the Start Date at the Range Initial Fixing + 0.0590, a total range width of 0.1150.  The Additional Amount payable on the Maturity Date (provided that the Reference Exchange Rate has traded strictly within the Reference Range (or on either of the Range Boundaries) from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date) was also set on the Start Date at 2.0% of the principal amount of the notes.  The hypothetical EUR/USD trading range has been chosen arbitrarily for the purpose of this example, is not associated with Lehman Brothers Research forecasts for EUR/USD and should not be taken as indicative of the future performance of the Reference Exchange Rate. See “Description of the Notes”.

For example, if the EUR/USD exchange rate was to trade strictly between 1.2125 and 1.3275 during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 102.0% of the principal amount of notes held by that investor (a return of 2.0%).  However, if the EUR/USD exchange rate was to trade, for example, between 1.2000 and 1.2600, or between 1.2800 and 1.3500, during the relevant period (i.e., at some point during the relevant period trades at or below the applicable Range Lower Boundary or at or above the applicable Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006.   No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain.  Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income.  Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income.  Any loss realized by such holder upon maturity would be likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income.  Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

 The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement.  Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$10,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX RANGE NOTES

DUE DECEMBER 27, 2006

PRICING SUPPLEMENT

SEPTEMBER 20, 2006

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS